SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 23, 2009 and filed on December 29, 2009 by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

On December 29, 2009, the Company reported that Inversora Bolivar S.A. (“IBOSA”), currently being managed by the Company in connection with the duly informed merger, has received from Desarrolladora el Encuentro (“DEESA”) 110 functional units located in the Residential Community known as “El Encuentro”, located in Partido de Tigre, Provincia de Buenos Aires, by subscribing the deed in favor of IBOSA.

The delivery of the aforementioned functional units were made in connection with a barter executed between IBOSA and DEESA, whereby IBOSA transferred DEESA the property of 5 plots of land; and DEESA undertook to: (i) pay the sum of US$ 969,537 which was duly paid, and (ii) transfer to IBOSA a determinate number of functional units all of them in the Residential Community to be developed by DEESA, at its exclusive charge, cost and responsibility. These obligations were secured by a first degree mortgage on the Property which was canceled at the execution of the deed of the 110 functional units in favor of IBOSA.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: December 29, 2009.